Exhibit 99.1

Press release dated May 31, 2016.

TowerJazz Announces Successful Completion of Non-Convertible
Unsecured Bonds Institutional Tender

Received Binding Commitments of $100 Million from Israeli Institutional Investors for Long Term Non-Convertible
Unsecured Bonds Maturing in 2023

 Proceeds to Be Used For the Early Repayment of Its Outstanding $78 Million Israeli Bank Loans In Order to
Further Strengthen Its Balance Sheet and Provide Better Financial and Business Flexibility

MIGDAL HAEMEK, ISRAEL – May 31, 2016 – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, announced today that it received binding commitments from institutional investors to invest approximately $100 million in its long-term unsecured straight bonds ('Series G Bonds”), which will have final maturity date of March 2023. The Series G Bonds are payable in seven semi-annual principal installments from 2020 to 2023, carry an annual coupon of 2.79%, are denominated in NIS and are not linked to any index or to any other currency.

Both the Series G Bonds and the Company have received an “A” rating from Standard & Poor’s Ma’alot Ltd. (a rating company which is fully owned by S&P Global Ratings).

Proceeds from this fundraising will be used by the Company to early repay and replace its outstanding $78 million Israeli bank’ loans in order to further strengthen its balance sheet and provide better financial and business flexibility, including through the removal of the extensive restrictions and covenants under the Israel bank loan agreement, as well as the release of all the fixed and floating liens that were charged in favor of these banks.

In the tender, institutional investors committed to purchase approximately 400,000 units, each of which valued at NIS 1,000 of principal amount of the long-term non-convertible Series G bonds.

The institutional tender was held on May 30, 2016 and commitments granted to the Company pursuant to the tender are binding. The Israeli public tender for Series G Bonds, which will complete the offering, is expected to be held on or about June 1, 2016, subject to TASE approval. The Company has further announced that it will limit the acceptance of offers under the public tender to approximately $14 million, such that the total aggregate proceeds of this offering will not exceed $114 million.

The offering described in this press release is only to residents of Israel located in Israel and in accordance with TASE and ISA rules. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

All figures in dollars are presented herein for convenience only, based on current exchange rates.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Company’s currently issued or future securities.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. TowerJazz does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
Gavriel Frohwein | GK Investor Relations | (646) 688 3559 | towerjazz@gkir.com